Exhibit 99.1
From: Warmenhoven, Dan
Sent: Wednesday, May 20, 2009 8:21 AM
To: c-dl-employees
Subject: Employee Stock Option Exchange Program
On Friday, NetApp will launch the employee stock option exchange program. This voluntary, one-time program allows eligible employees to exchange certain stock options for a lesser number of restricted stock units. To be eligible for the stock option exchange program, an employee’s stock option must be granted prior to June 20, 2008 and have an exercise price per share greater than $22.00. Employees in some international locations are not eligible to participate in this program.
If you are eligible to participate, you will receive a follow-up email on Friday May 22, 2009 from optexch@netapp.com with important details on the employee stock option exchange program.  Please read this email. Information about the exchange program and FAQs are available on the intranet at http://finance-web.corp.netapp.com/stock/stock-option-exchange_09.html.
Eligible employees that wish to participate in the stock option exchange program should follow the instructions provided in the email and make an election by the deadline on June 19, 2009 at 9:00 PM U.S. Pacific Daylight Time.
Please review the stock option exchange program materials carefully. If, after reviewing the materials, you still have questions about the program, please contact optexch@netapp.com.
Dan